UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-39177

Sound Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

60 Anson Road,

Mapletree Anson,

#09-01/02,

Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.       Form 20-F ☒       Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIZHI INC.

Date: May 21, 2024	By:	/s/ Jinnan (Marco) Lai
		Name:	Jinnan (Marco) Lai
		Title:	Chief Executive Officer, Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release